UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of May 2024

COMMISSION FILE NUMBER 001-38455

MorphoSys AG

Semmelweisstrasse 7
82152 Planegg
Germany
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F: Form 20-F ☒ Form 40-F ☐

On May 10, 2024, MorphoSys AG (the “Company”) published six notifications of major holdings from the Ministry of Finance on behalf of the State of Norway, The Goldman Sachs Group, Inc. and Barclays PLC.

Exhibits

99.1    Notification of Major Holdings from the Ministry of Finance on behalf of the State of Norway
99.2    Notification of Major Holdings from the Ministry of Finance on behalf of the State of Norway
99.3    Notification of Major Holdings from the Ministry of Finance on behalf of the State of Norway
99.4    Notification of Major Holdings from the Ministry of Finance on behalf of the State of Norway
99.5    Notification of Major Holdings from The Goldman Sachs Group, Inc.
99.6    Notification of Major Holdings from Barclays PLC

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

    MORPHOSYS AG (Registrant)

Date: May 10, 2024
    By:    /s/ i.A. Inge Altinger-Ralle
        Name: Inge Altinger-Ralle
        Title:    Specialist Corporate Publishing

    By:    /s/ i.A. Robert Mayer
        Name: Robert Mayer
        Title:    Director Investor Relations